EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2020

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", "EMX") has been prepared based on information known to management as of May 12, 2020.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the three months ended March 31, 2020 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with carefully selected royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Chile, and Haiti. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

COMPANY STRATEGY

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's over sixteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. EMX has been acquiring royalty property interests since 2012. The purchase of royalty interests allows EMX to acquire quality assets that range from producing mines to development projects. The timely identification of acquisition opportunities is often informed by the Company's in-country royalty generation initiatives.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, and strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Financial Update

  EMX ended Q1 with a strong balance sheet including cash of $66,367,000, marketable securities, investments and loans receivable valued at $14,707,000,  and no debt.
  EMX had revenue of $751,000 which includes royalty income, interest earned on cash balances, and other property income including income from the sale or option of property interests. Revenue decreased by $664,000 from Q1 2019 principally related to a decrease in interest income and other property income.
  Royalty generation costs totaled $2,117,000 of which the Company recovered $517,000 from partners. The net increase of $514,000 compared to Q1-2019 principally relates to a decrease in costs recovered from partners that continue to navigate the COVID-19 market.
  General and administrative expenses totaled $1,203,000 which includes $473,000 in salaries and consultants, $267,000 in administrative costs, $232,000 in professional fees, and $160,000 in investor relations costs. The total general and administrative costs are comparable to Q1-2019 with an increase in salaries and consultants, and professional fees directly related to increased deal flow. Costs were also expected to increase as many of our costs are denominated and paid in USD which strengthened significantly against the CAD during the reporting period.
  For the quarter, the Company had net loss from operations of $2,528,000 and an after-tax net income of $2,120,000. Other items affecting financial results in Q1 include $378,000 in depletion costs, share based payments of $78,000 and a significant foreign exchange gain of $5,419,000. The foreign exchange gain was a direct result of holding US$ cash and net assets denominated in $US.

Operational Update

In North America, EMX received provisional payments of approximately US$218,000 from the sale of 139 royalty gold ounces produced at the Leeville property in Nevada's Northern Carlin Trend. At the Gold Bar South and Hardshell (i.e. Hermosa-Taylor project) royalty properties, operators McEwen Mining and South32, respectively, continued with nearby mine development activities1  . In the southwestern U.S., base metals exploration programs funded by partner South32 were advanced until suspension due to COVID-19. On the royalty generation front during Q1, and as a subsequent event, EMX optioned four gold projects for cash and share payments to the Company, work commitments during earn-in, and upon earn-in, royalty interests, annual advanced royalty payments, and milestone payments to EMX's benefit.

In Scandinavia, the Company sold or optioned five projects to two different junior exploration companies. The deals involved provisions for share equity, advance royalty payments, and NSR royalty interests in the projects to EMX's benefit. Winter field programs were just getting started when they had to be suspended due to the COVID-19 pandemic. EMX's subsequent transition to desktop generative work led to the identification of new royalty generation projects that were acquired. On the royalty acquisition front, EMX purchased a 2% NSR royalty covering Palladium One's Kaukua palladium-platinum deposit in Finland 2. EMX is a leading explorer and holder of mineral rights in Scandinavia.

In Serbia, operator Zijin Mining continued construction at the Timok Upper Zone high grade copper-gold project, which is covered by an EMX NSR royalty. Initial production from the Upper Zone is expected to be in late 20213 .

In Turkey the new owner (Esan) of the Balya lead-zinc royalty property commenced work during Q1 that included a drill program to acquire data for defining underground design and mine planning parameters.

EMX completed the acquisition of 18 royalty properties in Chile from Revelo Resources Corp. for US$1,162,0004 . Of that amount, US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo. These royalties cover more than 135,000 hectares of prospective ground in Chile's key mineral belts.

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1 See McEwen Mining news release dated March 16, 2020 and South32 "Quarterly Report, March 2020").

2 See EMX news release dated February 25, 2020.

3 See www.zijin.com.

4 See EMX news release dated March 26, 2020.

The Company's invested US$3.79 million in Ensero Holdings Inc., an environmental services company focused on mine remediation and reclamation, for dividend and other payments totaling US$8.54 million over seven years, and a 7.5% equity interest in Ensero5 . The investment also provides for a strategic alliance to identify environmentally challenged mineral properties with exploration and development upside that may be remedied and then advanced to production or sold.

The Company has proactively responded to the COVID-19 pandemic by protecting the health and well being of our employees, consultants, and partners by following the recommendations from governmental agencies and health care experts in the countries where we operate. Q1 ended with EMX having transitioned to office based data compilations and reviews in support of our royalty generation, royalty acquisition, and strategic investment initiatives.

OUTLOOK

EMX remains in a strong financial position, ending Q1 with working capital of $71,428,000, including $66,367,000 in cash. Company management continues to evaluate our 2020 objectives in context of the impact from the COVID-19 pandemic. The Company's strong treasury, and a seasoned team that has weathered multiple industry cycles, puts us in a position to withstand the challenges the industry is currently undergoing.

Although the mining industry and world economy are experiencing a pullback due to COVID-19, EMX continues to see heightened interest in its royalty generation projects, as underscored by the recent execution of nine new agreements. With the curtailment of field operations and implementation of work-from-home orders, EMX is identifying new royalty acquisition and royalty generation opportunities to bolster the Company's property portfolio.

New acquisitions during Q1 included 18 royalty properties in the highly productive metallogenic belts of northern Chile, and the Kaukua palladium-platinum royalty in Finland. The Company will continue to look for ways to expand the royalty generation business in Chile, as well as in other South American countries. In Scandinavia, EMX has now established a presence in Finland, which complements the Company's substantial portfolios in Sweden and Norway.

EMX expects to further capitalize on strategic investment and royalty acquisition opportunities as financing options for the industry tighten. The Company is poised to provide alternative financing mechanisms to companies with high quality opportunities that have had their options limited by the current market conditions. The Company's emphasis is on securing near term cash flow and/or additional royalty positions in key mining districts and favorable jurisdictions.

The strategic investment in Ensero provides cash flow, as well as provide a unique approach on acquiring prospective mineral assets through the EMX-Ensero strategic alliance. Similarly, EMX's Rawhide investment is anticipated to provide cash flow to EMX in 2020 from ramped up production after completion of routine repairs and maintenance in Q1.

Anticipated new sources of near term royalty cash flow include the Timok Project in Serbia, which is a development priority for China's Zijin Mining Group Ltd. As well, in Turkey, where the new operator (Esan) of the Balya royalty property is aggressively advancing the project to provide additional mill feed to its existing operations in the district.

The Company has a resilient combination of revenue from royalties, pre-production cash and share based payments, and strategic investments. Continuing into 2020, EMX is ready to act on new royalty acquisition and investment opportunities, while further developing a pipeline of royalty generation properties to grow shareholder value.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 100 projects on five continents. The following discussions include overviews of the work conducted in Q1 2020 (as well as subsequent events) by the Company and its partners. For greater detail on EMX's royalty portfolio, including specifics on the royalty terms, please refer to the Company's website (www.emxroyalty.com) and Asset Handbook.

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5 See EMX news release dated February 18, 2020.

North America

EMX's portfolio in North America includes 57 royalty and royalty generation properties in the United States and Canada. There are 27 royalty properties and properties optioned for an EMX royalty interest, six AEP projects that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and 24 royalty generation properties available for partnership in Arizona, Nevada, Utah, Idaho, and Wyoming. The Company's work has focused on a) advancing the South32 funded RSA projects and generative copper programs in the southwestern U.S., b) executing agreements with two new partners including for: i) a Nevada gold project, and subsequent to quarter end, ii) three Idaho gold projects in Idaho, and c) identifying royalty assets for purchase.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC ("NGM") joint venture (Barrick 61.5% - Newmont 38.5%). EMX's Leeville royalty provisionally paid approximately US$218,000 during Q1. A total of 139 royalty gold ounces were produced from the West Leeville (62%) and Turf (38%) operations.
  The Gold Bar South (GBS) 1% NSR royalty property, operated by McEwen Mining Inc. ("MMI"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of MMI's Gold Bar mining operation in north-central Nevada. MMI ramped-up its advancement of GBS going into 2020 with an updated open pit constrained resource estimate at a 0.0061 oz/ton cutoff of 2,064 Ktons averaging 0.031 oz/ton as measured and indicated, with 430 ktons averaging 0.021 oz/ton as inferred (see MMI news release dated March 16, 2020). The assumed gold price was US$1,350/oz. As stated by MMI in the same news release "We are working to complete the permitting and engineering work required to bring Gold Bar South into the mine plan. Additional drilling is planned over the north and south extensions of the deposit, which remain open". EMX is encouraged by the continuing advancement of the GBS royalty property.

MMI temporarily suspended operations at the Gold Bar Mine in late March in response to the COVID-19 pandemic, but stated that "certain production and exploration activities" would continue at Gold Bar "where social distancing can be observed" (see MMI news release dated March 26, 2020).

  EMX retains a 2% NSR royalty on the Hardshell lead-zinc-silver royalty property in Arizona. Hardshell consists of 16 unpatented federal lode mining claims that are included as part of South32's Hermosa property. Hermosa's Taylor carbonate replacement project, which is directly north of EMX's Hardshell royalty claim block, is currently being advanced toward completion of a PFS in Q3 (see South32 Quarterly Report, March 2020). South32 is also advancing the completion of a JORC resource estimate in Q2 for the Clark deposit (formerly named the Central deposit), which occurs on patented ground directly east of Hardshell. South32 has intersected lead-zinc-silver mineralization, as well as relatively high grade copper drill intercepts within EMX's Hardshell royalty claim block.
  EMX has a Regional Strategic Alliance Agreement with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). Under the terms of the agreement, which has a term of two years, South32 is providing annual funding for generative work performed by EMX to identify properties for further exploration ("Alliance Exploration Properties" or "AEPs") in Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona.

Six Arizona porphyry-copper projects are currently included as AEPs under the RSA. During Q1, EMX conducted ongoing work programs on the AEPs that focused on field mapping, sampling, and permitting activities in preparation for upcoming drill programs. In addition, work was conducted to identify new copper targets for acquisition, as well as to identify properties for consideration as Designated Projects. Field programs were suspended in March due to the COVID-19 situation, with work now focused on office based compilations, data reviews, and targeting. EMX and South32 are monitoring the situation regarding the commencement of the initial drill test at Midnight Juniper, which was originally scheduled to begin in March.

  EMX optioned the Antelope gold project in Nevada to Hochschild Mining (US) Inc., a subsidiary of Hochschild Mining PLC (LSE: HOC) ("Hochschild"). The agreement provides for exploration expenditures and annual cash payments to EMX during Hochschild's option period, and upon exercise of the option, a 4% NSR royalty, annual advanced royalty payments, and milestone payments to EMX's benefit.  The Antelope project is located in Nevada's Illipah mining district, approximately 43 kilometers east-southeast of Eureka, and contains multiple Carlin-style gold targets.

  As a subsequent event, EMX optioned three Idaho gold projects to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") under three separate option agreements (see EMX news release dated April 7, 2020). The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period, and upon earn-in, a 3.5% NSR royalty, annual advanced royalty payments, and milestone payments. Two of the projects, Erickson Ridge and South Orogrande, are located in the greater Elk City mining district of north-central Idaho. The third project, Robber Gulch, is located in south-eastern Idaho, and contains Carlin-style gold mineralization similar to Idaho's past producing Black Pine mine.
  EMX has a substantial portfolio of royalty properties in Alaska's Goodpaster mining district, which hosts Northern Star Resources Ltd's Pogo high-grade gold mining operation. EMX acquired the royalties in 2019 from Millrock Resources Inc. (TSX-V: MRO) ("Millrock") and Corvus Gold Inc. (TSX: COR) ("Corvus") (see EMX news releases dated April 24, 2019 and May 21, 2019). EMX's royalty properties include contiguous claim blocks that essentially surround the Pogo mine property, as well as ~30 kilometers of strike extent along the "Shaw-Eagle-LMS Trend" of gold prospects and geochemical anomalies. EMX's Goodpaster royalty properties are particularly compelling given Northern Star's exploration successes at its nearby Goodpaster prospect and in developing the Central Lodes discovery.

In Q2 of 2020, Millrock entered into a definitive agreement with Resolution Minerals Ltd. ("Resolution") to fund US$5,000,000 in exploration for drill campaigns and other work programs (see Millrock news release dated February 4, 2020). Drilling commenced at the West Pogo block's Aurora target in early March, but was suspended in late March due to COVID-19 (see Millrock news releases dated March 2 and March 30, 2020). Hole 20AU-001 was completed to 462.4 meters, and intersected several zones of quartz veining with sulfides and strong to intense sericite - dolomite wall rock alteration. Hole 20AU-002 was suspended at 194.5 meters, short of the planned 600-meter depth, and intersected quartz veining, alteration and sulfide mineralization.

  Anglo American Exploration (USA), Inc.("Anglo American") relinquished its option on the Copper Springs copper project located in Arizona's Globe-Miami mining district. EMX believes there are additional drill targets on the property that remain untested. The Copper Springs project is available for partnership.
  EMX continued evaluating royalty generation and acquisition opportunities in North America. The generative work focused on gold opportunities in the Great Basin and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah.

South America

EMX is a long-standing investor in Revelo Resources Corp. (TSX-V: RVL) ("Revelo"), a company focused on the acquisition and exploration of mineral properties in the metallogenic belts of northern Chile. In Q1, Revelo agreed to sell its generative NSR royalty portfolio to EMX (see Revelo news release dated January 20, 2020).  EMX subsequently closed the acquisition of NSR royalty interests covering 18 properties from Revelo for US$1,162,000 (see EMX news release dated March 26, 2020). Of that amount, US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo. The royalties cover substantial land positions containing porphyry copper, epithermal precious metals, and IOCG (iron-oxide copper-gold) targets located within key Chilean metallogenic belts.

Scandinavia

The Company's portfolio in Scandinavia totals over 45 royalty and royalty generation projects, a large portion of which are being advanced by partner companies. There has been heightened levels of interest in the available EMX projects, with five projects partnered in Q1. EMX's royalty  generation initiatives continued to add new projects to the portfolio that are available for partnership.

  EMX executed an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited (ASX: PUR) ("Pursuit") (see EMX news release dated February 18, 2020). The agreement provides EMX with an equity interest in Pursuit, a 3% NSR royalty on each project, and other considerations to EMX's benefit, including annual advance royalty and milestone payments. Pursuit may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied. The agreement provides Pursuit with the option to earn 100% interest in the projects.

  EMX executed an agreement to sell the Tomtebo and Trollberget projects in the Bergslagen mining region of Sweden to District Metals Corp. (TSX-V: DMX) ("District") (see EMX new release dated February 28, 2020). The agreement provides EMX with a 9.9% equity interest in District, annual advance royalty payments, 2.5% NSR royalty interests in the projects, and other considerations to EMX's benefit. Further, District will issue additional shares to EMX to maintain its 9.9% interest at no additional cost to EMX until DMX has raised $3,000,000 in equity. District has since commenced additional compilations of historic information on the projects in preparation for the upcoming field season.
  EMX acquired a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") from Akkerman Exploration B.V., a private Netherlands company ("Akkerman") (see EMX news release dated February 25, 2020). The Kaukua Royalty was acquired from Akkerman by EMX for $125,000 and the issuance of 52,000 EMX shares. The Kaukua deposit is being advanced and explored by Palladium One Mining Inc. ("Palladium One"), as part of its flagship Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped, and cannot be purchased.

An updated mineral resource estimate for the Kaukua deposit was announced in September, 2019 by Palladium One*. Palladium One's Technical Report outlined a pit-constrained mineral resource for the Kaukua deposit at a cut-off of 0.3 g/t palladium (Pd) summarized as (note "Pd Eq" is palladium equivalent):

Mineral Resource Estimate for the Kaukua Deposit - September 2019 **
Class	Ktonnes	Pd g/t	Pt g/t	Au g/t	Ni %	Cu%	Pd Eq g/t	Pd Eq oz
Indicated	10,985	0.81	0.27	0.09	0.09	0.15	1.8	635,600
Inferred	10,875	0.64	0.20	0.08	0.08	0.13	1.5	525,800

Palladium One also announced the completion of an Induced Polarization (IP) survey to the south and east of the main Kaukua deposit that identified a "large chargeability anomaly", which suggests that the "greater Kaukua Area could have a much larger resource endowment than previously understood", as quoted in Palladium One's news release dated February 25, 2019. The newly recognized chargeability anomalies are covered by EMX's Kaukua royalty property.

* "Technical Report for the Kaukua Deposit, Läntinen Koillismaa Project, Finland", dated September 9, 2019.

** From Table 1-1 of the Technical Report, with explanatory notes that include: "CIM definitions have been followed for the Mineral Resources;  Bulk densities of 2.9 t/m3 have been assigned for all lithologies within the block model except the overburden which has a bulk density of 2.1 t/m3 assigned; The optimization used metal prices (in USD) of $1,100/oz for Pd, $950/oz for Pt, $1,300/oz for Au, $6,614/t for Cu and $15,432/t for Ni; Mining dilution and recovery factors have been assumed at 5% and 95% respectively; Pd Eq is the weighted sum of the Pd, Pt, Au, Ni and Cu grades based on the commodity prices as outlined; and  Errors may occur due to rounding to appropriate significant figures." EMX notes that recoveries and net smelter returns are assumed to be 100% for the Pd Eq calculation.

  In 2019, EMX sold the Bleikvassli, Sagvoll, and Meråker projects in Norway, and the Bastuträsk project in Sweden, to Norra Metals Corp. in 2019 (TSX.V-NORA) ("Norra") (see EMX news releases dated December 13, 2018 and February 19, 2019). The sale provided EMX with an equity interest in Norra, advance royalty payments, a 3% NSR royalty interest in the projects, and other considerations to EMX's benefit.

In Q1-2020, Norra informed EMX that it intends to focus on the Bleikvassli and Meråker projects during 2020, and terminated its interests in the Sagvoll and Bastuträsk VMS projects (see Norra news release dated January 24, 2020). The Sagvoll and Bastuträsk projects have reverted back to 100% EMX control, and are now available for partnership.

  South32 Ltd ("South32") advised EMX of its intention to terminate the option agreement for the Riddarhyttan IOCG and massive sulfide project in Sweden. A 5,568.5 meter drill program was completed in 2019, comprised of 15 widely spaced reconnaissance holes distributed throughout the main trends of mineralization on the project. The drill program tested 12 individual target areas and intersected multiples zones and styles of anomalous copper, cobalt and gold mineralization. Riddarhyttan is a past producer of iron and copper located in the Bergslagen mining region, and is the locality where the element cobalt was first identified.

  Playfair Mining (TSX.V-PLY) optioned the Røstvangen and Vakkerlien projects in Norway from EMX in 2019 (see EMX News release dated March 4, 2019), and completed an Artificial Intelligence ("AI") assisted assessment of the projects supported by surface geochemical sampling programs in 2019. This led to the identification of multiple high priority geochemical targets for follow-up in 2020 (see Playfair Mining news release dated August 12, 2019). Playfair notified EMX of its intent to exercise the option in Q1, and acquired 100% ownership of the Røstvangen and Vakkerlien projects, subject to EMX's royalty interest and other considerations as stated in the 2019 option agreement. Playfair has subsequently issued to EMX 3,000,000 shares of Playfair stock in accordance with the agreement.
  EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden operated by Stockholm listed Copperstone Resources AB ("Copperstone"). Copperstone continued its drill campaign at Viscaria in Q1. This drilling was focused on the D-Zone, and returned intercepts that included 88.1 meters averaging 1.1% copper starting at 620 meters (hole VDD0210) and 65.8 meters at 0.5% copper starting at 563.1 meters (hole VDD0212) (see Copperstone news release dated March 23, 2020). The intercepts are reported as down-hole lengths; true widths are unknown. Copperstone's drill program is ongoing.
  EMX continued to pursue new acquisition opportunities in Scandinavia, with a focus on orogenic lode/intrusion-related gold, IOCG, VMS, carbonate replacement, and nickel-copper-cobalt projects +/-platinum group element ("PGE") projects. The Company also conducted early-stage geologic mapping, geochemical sampling, and geophysical surveys on existing projects in the royalty generation portfolio. These projects are available for partnership.

Serbia

The Company has three royalty properties in Serbia, including the Brestovac 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone high grade copper-gold development project and the Lower Zone porphyry copper-gold resource project (note: the royalty percentage is subject to reduction only as provided in the royalty agreement). EMX also has the Brestovac West royalty property covering ground directly to the west of Cukaru Peki with NSR royalties of 2% for gold and silver and 1% for all other metals. The Brestovac and Brestovac West royalty properties are included in what has been termed the "Timok Project". Zijin Mining Group Co. Ltd. ("Zijin") controls 100% of the Timok Project's Upper and Lower Zones. All dollar amounts below are in USD unless otherwise noted.

Zijin expects initial Upper Zone production in 2021 (see www.zijinmining.com). An Upper Zone Pre-Feasibility Study ("PFS") was completed by previous operator Nevsun Resources Ltd. ("Nevsun") in 2018, with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 g/t gold (see Nevsun news release dated March 28, 2018 and Sedar filed Technical Report). The PFS outlined a 10 year mine life that yields approximately 1.7 billion pounds of payable copper and 516 thousand ounces of payable gold. Chinese mining contractor JCHX, through its Serbian subsidiary JCHX Kinsey Mining Construction doo Bor, is managing mine construction, with development of the ventilation shaft and main decline underway (see https://im-mining.com/2020/04/22/zijin-bor-copper-produce-3-3-mt-ore-annually-timok-upper-zone-mine-starting-late-2021/).

Turkey

EMX holds six royalty properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which are being advanced by Turkish companies. The Company continues to work closely with its Turkish partners, and retains Dama Engineering Inc. ("Dama"), a Turkish mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

  The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company.

Dedeman sold the Balya property and mining facilities to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company as reported in early Q1 (see EMX news release dated January 7, 2020). Esan operates a lead-zinc mine with a 5,000 tonne per day capacity flotation mill on the property adjacent to the Balya royalty property. As part of the transaction, EMX executed a revised royalty agreement with Esan that provides for the blending of materials mined from the Esan property and EMX's royalty property. Mineralized materials extracted from the Balya property will be processed through Esan's nearby mill and concentrator facilities. As a result, EMX expects royalty payments from Balya to increase over the next 1-2 years.

Esan commenced work on the Balya property during Q1, including a drill program designed to acquire data for defining underground design and mine planning parameters.

  In Q1-2020, the Company closed the sale of the Alanköy and Trab-23 gold-copper projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company after receiving the required approvals and renewals from the Ministry of Mines (see EMX news release dated September 25, 2019). At closing, EMX received a US106,000 payment from Kar, the cash equivalent of 40 ounces of gold for the Alanköy project and 30 ounces of gold for the Trab-23 project. The sale of the projects also provides for AAR and milestone gold bullion (or the cash equivalent) payments to EMX, as well as work commitments, and uncapped 2.5% NSR royalty interests on each of the projects.

Australia

The Company's portfolio in Australia consists of the Koonenberry royalty property and the Queensland Gold project which is available for partnership. During Q1, the operator of the Koonenberry project, Koonenberry Gold Pty Ltd, a private Australian company, continued with its work programs. EMX conducted surface geochemical sampling programs and additional geophysical surveys at the Queensland Gold project in Q1, and added an additional 15,930 hectares to the property position where additional discovery potential was recognized. The licenses covering the East Kimberley project in Western Australia were relinquished during the quarter.

Strategic Investments

  EMX has a 19.9% equity interest (18.9% on a fully diluted basis) in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation (see EMX news release dated December 19, 2019). The Rawhide mine, which occurs in Nevada's Walker Lane gold-silver belt, is a fully permitted open pit heap leaching operation that produces gold and silver doré. The mineralization at Rawhide has historically been mined from a series of low sulfidation epithermal veins, vein swarms and replacement zones hosted by various basaltic to rhyolitic volcanic units. EMX has been advised by RAH that from 2011 to 2018 its mining at the Rawhide property totaled 4.9 million tons, with 160,000 ounces of gold and 1.8 million ounces of silver produced.

RAH advised EMX that for Q1, production from the Rawhide operation was sourced from open pit mining at the Regent deposit. RAH has taken steps to mitigate the effects of the COVID-19 pandemic on its staff at Rawhide, and expects to ramp-up production in Q2 after having completed routine repairs and maintenance during Q1.

  The Company made a US$3,790,000 investment in Ensero Holdings, Inc., a privately-held Delaware corporation (see EMX news release dated February 18, 2020). Ensero Holdings operates through its wholly-owned subsidiary Ensero Solutions, Inc. ("Ensero"). Ensero has been a successful and steadily growing environmental consulting practice focused on mine reclamation and the implementation of innovative remediation technologies in the United States and Canada.

EMX's investment in Ensero provides for near-term quarterly cash flow to the Company from dividend and other payments which will total US$8,540,000 over seven years, as well as a 7.5% equity position. The investment also establishes the basis for a Strategic Alliance that uniquely leverages a combination of EMX's knowledge of historic mining districts in the U.S. and Canada with Ensero's mine reclamation expertise. This synergy has the potential to unlock the value of legacy mining properties through remediation and reclamation in advance of eventual sale of an asset for exploration and development.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey, Scandinavia, and Serbia.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2020

Net income for the three months ended March 31, 2020 ("Q1-2020") was $2,120,000 compared to a net loss of $2,787,000 for the comparative period ("Q1-2019").  The net income for Q1-2020 was made up of revenues of $751,000 (Q1-2019 - $1,415,000), costs and expenses, including royalty generation costs totaling $3,279,000 (Q1-2019 - $2,469,000) and other income totaling $4,648,000 (Q1-2019 - loss $1,814,000).  Significant components of other income and losses include a loss in fair value changes of certain financial instruments of $818,000 (Q1-2019 - $14,000), and a foreign exchange adjustment of $5,419,000 (Q1-2019 - Loss $1,800,000).

Revenues and other income

The Company earns various sources of revenue including royalty income, interest, gains related to the sale of mineral properties, sale of marketable securities, and option revenue earned from mineral property agreements including operator fees on managed projects.

During the three months ended March 31, 2020 and 2019, the Company had the following sources of revenues:

In Thousands of Dollars
Revenue and other income for the three months ended	March 31, 2020	March 31, 2019
Royalty revenue	$343	$356
Interest income	255	467
Option and other property income	153	592
	$751	$1,415

In Q1-2020, the Company earned $343,000 (Q1-2019 - $356,000) of royalty income. This included royalty income earned for 139 (Q1-2019 - 188) ounces of gold from the Leeville royalty interest and other pre-production amounts received.  The decrease compared to the three months ended March 31, 2019 was mainly the result of a decrease in production ounces received in the current period. In Q1-2019, the average realized gold price for the Leeville royalty was US$ 1,588 (Q1-2019 - US$ 1,304) per ounce. Royalty income is offset by gold tax and depletion of $15,000 (Q1-2019 - $16,000). Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also receives additional AMR's related to other projects and included in royalty income which timing of receipt can fluctuate.

Interest income was earned on the substantial cash balance the Company holds.

As with AMR's, other income from property agreements including staged option payments, operator and management fees, and execution payments can fluctuate from period to period depending on the structure of the agreement. Other property income for the three months ended March 31, 2020 was the result of the Company optioning off the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals, and the execution of two sale agreements to sell the Alankoy and Trab-23 projects in Turkey.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the three months ended March 31, 2020 and 2019 comprised of the following:

In Thousands of Dollars
General and administrative expenses for the three months ended	March 31, 2020	March 31, 2019
Salaries, consultants, and benefits	$473	$373
Professional fees	232	71
Investor relations and shareholder information	160	228
Transfer agent and filing fees	56	106
Administrative and office	267	228
Travel	15	45
	$1,203	$1,050

General and administrative expenses ("G&A") of $1,203,000 were incurred for the three months ended March 31, 2020 compared to $1,050,000 in the comparative period. Many general andministrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q1-2020 compared to Q1-2019 are related to:

  Salaries and consultants increased in Q1-2020 by $100,000. In the Company's continued efforts to source royalty opportunities, the Company engaged additional industry experts during the period.
  Professional Fees increased in Q1-2020 by $161,000 compared to Q1-2019. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice and are expected to fluctuate between periods.
  Investor relations decreased by $68,000 in Q1-2020 compared to Q1-2019. The Company made substantial efforts in 2019 related to marketing and communications of both the Company and project portfolio, including the attendance at more industry trade shows.  As result of the Covid-19 pandemic, many investor relation activities were not possible including certain trade shows and investor interactions. The result is a decrease in investor relations and shareholder information costs.
  The presence of Covid-19 pandemic also led to a decrease in travel costs during Q1-2020 of $30,000 compared to Q1-2019.

It should be noted that many of our personnel and professional expenditures companywide are denominated in United States dollars ("USD") and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs increased from $1,086,000 in Q1-2019 to $1,600,000 in Q1-2020 on a net basis. This is a result of an increase in expenditures of $243,000 in Q1-2020 compared to Q1-2019 including, offset with a decrease in recoveries from partners by $271,000 in Q1-2020 compared to Q1-2019.  Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. The decrease in recoveries for Q1-2020 compared to Q1-2019 is directly related to cost recoveries on multiple projects partnered with Boreal, Norra Metals, and Gold Line in Sweden and Norway, and South32 in Sweden and the US. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In Q1-2020 the Company recorded  a total of $78,000 in share-based payment compared to $Nil in Q1-2019. Share based compensation relate to the fair value of stock options granted and vested during the period. The share-based compensation during the period related to general and administrative activities.

Other

  During the three month period ended March 31, 2020, the Company had an unrealized loss of $818,000 (Q1-2019 - $14,000) related to the fair value adjustments of certain assets, and a realized gain of $47,000 (Q1-2019 - $Nil) for the sale of certain marketable securities held by the Company. The unrealized losses in the current period can be directly attributed to the overall weakening of the market as a result of the Covid-19 pandemic.
  In Q1-2020, the Company incurred a foreign exchange gain of $5,419,000 compared to a foreign exchange loss of $1,800,000 in Q1-2019. This was directly related to the Company holding significant $US cash balances and net assets as the $US was considerably stronger at March 31, 2020 than January 1, 2020 providing a significant foreign exchange gain.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2020, the Company had working capital of $71,428,000 (December 31, 2019 - $75,178,000).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Management believes it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $3,560,000 for the three months ended March 31, 2020 (Q1-2019 - $6,822,000) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received in the year. A significant component of cash used in operations in the current fiscal year is the increased due diligence and related activities related to royalty generation and deal flow.

Financing Activities

The total cash provided by financings during the three months ended March 31, 2020 was $863,000 (Q1-2019 - $604,000). For Q1-2020 the Company received $327,000 from the exercise of stock options compared to $604,000 for Q1-2019. In Q1-2020, the Company also received $536,000 from Revelo Resources Corp. as full repayment of an outstanding loan.

Investing Activities

Cash used in investing activities for the three months ended March 31, 2020 was $5,797,000 compared to $659,000 for the comparative period.

Some of the significant cash investment activities during the three months ended March 31, 2020 includ:

- The purchase of fair value through other comprehensive income of $5,023,000 which includes the investment in Ensero.

- The proceeds from the sale of fair value through profit and loss investments of $844,000, offset with purchases of $154,000.

- The purchase of royalty interests totalling $1,810,000 related to the Revelo and Kaukua royalty interests.

- The Company also received approximately $255,000 (Q1-2019 - $412,000) in interest income earned on cash balances.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Revenue and other income	$751	$1,383	$1,212	$1,074
Project and royalty generation costs	(2,117)	(4,324)	(3,638)	(5,887)
Recoveries from partners	517	3,106	1,714	1,669
Share-based payments	78	223	114	908
Net income (loss) for the period	2,120	(1,900)	(2,391)	(6,742)
Basic earnings (loss) per share	0.03	(0.02)	(0.03)	(0.08)
Diluted earnings (loss) per share	0.02	(0.02)	(0.03)	(0.08)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Revenue and other income	$1,415	$982	$560	$756
Project and royalty generation costs	(1,874)	(1,491)	(3,428)	(1,489)
Recoveries from partners	788	222	924	229
Share-based payments	-	220	807	-
Net income (loss) for the period	(2,787)	73,027	(5,287)	(3,698)
Basic earnings (loss) per share	(0.03)	0.92	(0.07)	(0.07)
Diluted earnings (loss) per share	(0.03)	0.91	(0.07)	(0.07)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the three month ended March 31, 2020	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$110	$-	$110
Rocio Echegaray, Corporate Secretary	24	-	24
Brian Levet, Director	6	-	6
Brian Bayley, Director	6	-	6
Larry Okada, Director	6	-	6
Michael Winn, Director (1)	20	-	20
Seabord Services Corp. (2)	89	-	89
Total	$261	$-	$261

In Thousands of Dollars
		Share-based
For the three months ended March 31, 2019	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$108	$-	$108
Jan Steiert, Chief Legal Officer	67	-	67
Brian Levet, Director	6	-	6
Brian Bayley, Director	6	-	6
Larry Okada, Director	6	-	6
Michael Winn, Director (1)	20	-	20
Seabord Services Corp. (2)	111	-	111
Total	$324	$-	$324

(1) Directors fees include US$5 thousand per month paid to the Company's non-Executive Chairman, who does not receive the fees paid to the other independent director's.

(2) Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board.  Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to EMX.  The Chief Financial Officer is an employee of Seabord and are not paid directly by EMX.

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	March 31, 2020	December 31, 2019
Amounts due to:
David M. Cole, President and CEO	Salary and Bonus	$2	$12
Brian Levet, Director	Fees	-	6
Brian Bayley, Director	Fees	5	5
Michael Winn, Director	Fees and Bonus	-	7
Larry Okada, Director	Fees	-	6
Seabord Services Corp.	Expense Reimbursement	1	-
		$8	$36

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Please refer to the unaudited consolidated financial statements for the three months ended March 31, 2020 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited consolidated financial statements for the three months ended March 31, 2020 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited consolidated financial statements for the three months ended March 31, 2020 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the unaudited consolidated financial statements for the three months ended March 31, 2020 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consisted with those risks identified for the year ended December 31, 2019: The impact of the current COVID-19 pandemic may significantly impact the Company, Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2019 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).  As a result of a certain weakness in internal control over financial reporting for the year ended December 31, 2019, we concluded that our disclosure controls and procedures were not effective.  The remediation plan has begun as detailed below under “Changes in Internal Control over Financial Reporting”.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As previously reported for the year ended December 31, 2019, management had concluded that the Company’s internal control over financial reporting was not effective due to the following material weakness: ineffective review processes over period end financial diclsoure and reporting including documentation of GAAP disclosure and reporting reviews supporting the financial reporting process. During the period covered by this MD&A, the Company continued to engage an independent third-party Sarbanes-Oxley consultant (“Sox Consultant”) to assist with our internal controls.  The Sox Consultant will  work with us to remediate the identified material weakness noted above and further enhance our internal controls.   Remediation efforts will include the implementation of additional controls to reestablish effective internal control over financial reporting. A report has been prepared outlining the Company’s  Fiscal 2020 Internal Controls Plan, and the Remediation Plan for Fiscal 2019 Significant Deficiencies.  As of the date of this MD&A, several of the weaknesses have been remediated and we continue to work on the remaining weaknesses.  The weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

OUTSTANDING SHARE DATA

At May 12, 2020, the Company had  83,139,460 common shares issued and outstanding. There were also 6,252,000 stock options outstanding with expiry dates ranging from June 8, 2020 to April 22, 2025.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.